Exhibit 8.1

August 26, 2004

To the Addressees Listed

    on Schedule I Attached Hereto

Re: Accredited Mortgage Loan Trust 2004-3

Ladies and Gentlemen:

We have acted as tax counsel to Accredited Mortgage Loan Trust 2004-3, a Delaware statutory trust (the “Trust”) in connection with the issuance of Asset-Backed Notes, Series 2004-3, Class 1A1, Class 1A2, Class 1A3, Class 1A4, Class 1A5, Class 1A6, Class 2A1, Class 2A2, Class 2A3, Class 2A4, Class 2A5, Class 2A6, Class 1M1, Class 1M2, Class 1M3, Class 1M4, Class 2M1, Class 2M2, Class 2M3, Class 2M4, Class 2M5, Class 2M6, Class 2M7, Class 1B and Class 2B Notes (collectively, the “Notes”) by the Trust under an Indenture, dated as of August 1, 2004 (the “Indenture”), between the Trust as Issuer and Deutsche Bank National Trust Company, as Indenture Trustee. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Appendix to the Indenture.

As tax counsel, we have reviewed such documents as we deemed appropriate for the purposes of rendering the opinions set forth below, including the following: (i) the Indenture, (ii) a Trust Agreement dated as of August 18, 2004, and amended and restated by the Amended and Restated Trust Agreement, dated August 26, 2004, between U.S. Bank Trust National Association as Owner Trustee, Accredited Home Lenders, Inc. as Sponsor (the “Sponsor”) and Accredited Mortgage Loan REIT Trust as Seller, (iii) the Prospectus Supplement, dated August 24, 2004 along with the underlying Prospectus, dated May 14, 2004, and (iv) other documents and matters of fact and law as we deem necessary for purposes of rendering the opinions set forth below. In addition, in conducting our analysis we have relied on certain representations made to us by the Sponsor and the representative of its underwriters.

We have examined the questions of whether the Notes issued under the Indenture will be treated as indebtedness and how the Trust will be taxed for federal income tax purposes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. The opinion of tax counsel is not binding on the courts or the Internal Revenue Service (the “IRS”).

In general, whether a transaction constitutes the issuance of indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon the economic substance of the instruments and the transaction pursuant to which they are issued

To the Addressees Listed on

  Schedule I Attached Hereto

August 26, 2004

rather than the form of the transaction or the manner in which the instruments are labeled. No transaction closely comparable with the transaction contemplated by the Indenture has been the subject of any Treasury regulation, revenue ruling or judicial decision. The IRS and the courts have set forth various factors to be taken into account in determining whether or not a transaction constitutes the issuance of indebtedness for federal income tax purposes, which we have reviewed as they apply to this transaction.

Based upon the foregoing, and such legal and factual investigations as we have deemed appropriate, we are of the opinion that for federal income tax purposes:

1. The Notes, other than Notes held by the owner of the Trust Certificates, will be characterized as indebtedness because (a) the characteristics of the Notes strongly indicate that in economic substance the transaction is the issuance of indebtedness, (b) the form of the transaction is an issuance of indebtedness and (c) the parties have stated unambiguously their intention to treat the Notes as indebtedness for tax purposes.

2. Assuming compliance with the terms of the Trust Agreement and the related documents, and as long as the Trust Certificates are held by a real estate investment trust (“REIT”) or a “qualified REIT subsidiary” within the meaning of Section 856 of the Code, the Trust will be treated as a qualified REIT subsidiary and will not be characterized as an association (or a publicly traded partnership) taxable as a corporation.

This opinion letter is rendered as of the Closing Date, at the request of the addressees hereof, for the sole benefit of each addressee, and no other person or entity is entitled to rely hereon without our prior written consent. We express no opinion on any matter not discussed in this letter and we undertake no obligation to update this letter or the opinions contained herein after the date hereof. Copies of this opinion letter may not be furnished to any other person or entity, nor may any portion of this opinion letter be quoted, circulated or referred to in any other document, without our prior written consent.

Very truly yours,

/s/ Dewey Ballantine LLP

SCHEDULE I

Accredited Home Lenders, Inc. 15090 Avenue of Science San Diego, California 92128	Credit Suisse First Boston LLC Eleven Madison Avenue, 5th Floor New York, New York 10010-3629

Barclays Capital 200 Park Avenue New York, New York 10166	Goldman Sachs & Co. 85 Broad Street New York, New York 10004

Moody’s Investors Service, Inc. 99 Church Street New York, NY 10007	Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036

Accredited Mortgage Loan Trust 2004-3 c/o U.S. Bank Trust National Association 209 South LaSalle Street, Suite 300 Chicago, Illinois 60604	Deutsche Bank National Trust Company 1761 East St. Andrew Place Santa Ana, CA 92705-4934

U.S. Bank Trust National Association 209 South LaSalle Street, Suite 300 Chicago, Illinois 60604	Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies 55 Water Street New York, New York 10004

Countrywide Home Loans Servicing LP 450 Countrywide Way, MS SV3-A Simi Valley, California 93065	Accredited Mortgage Loan REIT Trust 15090 Avenue of Science San Diego, California 92128

Lehman Brothers 745 Seventh Avenue New York, New York 10019	Fitch, Inc. One State Street Plaza New York, New York 10004